Item 8.  CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
         --------------------------------------------------------



                    INDEPENDENT AUDITORS' REPORT



To the Board of Directors of IPALCO Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of IPALCO Enterprises, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the related statements of consolidated income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of IPALCO Enterprises, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.





Deloitte & Touche LLP

Indianapolis, Indiana
January 24, 1997
(February 25, 1997 as to Note 14)

            IPALCO ENTERPRISES, INC. AND SUBSIDIARIES

                Statements of Consolidated Income
      For the Years Ended December 31, 1996, 1995 and 1994

                                                                      1996            1995            1994
                                                                 -------------   -------------   -------------
                                                                    (In Thousands Except Per Share Amounts)

UTILITY OPERATING REVENUES (Note 9):
  Electric                                                       $     724,764   $     673,388   $     649,767
  Steam                                                                 37,739          35,818          36,309
                                                                 -------------   -------------   -------------
    Total operating revenues                                           762,503         709,206         686,076
                                                                 -------------   -------------   -------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                               164,339         169,206         169,756
    Other                                                              137,192         116,428         104,273
  Power purchased                                                       18,365          19,102          19,060
  Purchased steam                                                        7,240           6,680           7,653
  Maintenance                                                           67,768          63,013          68,562
  Depreciation and amortization                                        102,769         100,984          87,028
  Taxes other than income taxes                                         33,363          31,706          30,891
  Income taxes - net (Note 8)                                           68,248          54,499          55,543
                                                                 -------------   -------------   -------------
    Total operating expenses                                           599,284         561,618         542,766
                                                                 -------------   -------------   -------------
UTILITY OPERATING INCOME                                               163,219         147,588         143,310
                                                                 -------------   -------------   -------------
OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used during construction                    5,967           6,003           4,672
  Other - net                                                           (8,056)         (7,407)        (12,005)
  Income taxes - net (Note 8)                                            3,645           3,097           4,536
                                                                 -------------   -------------   -------------
    Total other income and (deductions) - net                            1,556           1,693          (2,797)
                                                                 -------------   -------------   -------------
INCOME BEFORE INTEREST AND OTHER CHARGES                               164,775         149,281         140,513
                                                                 -------------   -------------   -------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                                            45,110          46,170          46,248
  Other interest                                                         4,202           5,293           1,685
  Allowance for borrowed funds used during construction                 (3,354)         (5,367)         (4,709)
  Amortization of redemption premiums and expenses on
    debt - net                                                           1,360           1,225           1,113
  Preferred dividend requirements of subsidiary                          3,182           3,182           3,182
                                                                 -------------   -------------   -------------
    Total interest and other charges - net                              50,500          50,503          47,519
                                                                 -------------   -------------   -------------
NET INCOME                                                       $     114,275   $      98,778   $      92,994
                                                                 =============   =============   =============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                              56,924          56,745          56,611
    (Note 5)                                                     =============   =============   =============

EARNINGS PER SHARE OF COMMON STOCK                               $        2.01   $        1.74   $        1.64
    (Note 5)                                                     =============   =============   =============

See notes to consolidated financial statements.

            IPALCO ENTERPRISES, INC. and SUBSIDIARIES

                   Consolidated Balance Sheets
                   December 31, 1996 and 1995

---------------------------------------------------------------------------------------------------------
ASSETS                                                                  1996                   1995
---------------------------------------------------------------------------------------------------------
                                                                              (In Thousands)
UTILITY PLANT:
  Utility plant in service (Note 2)                              $      2,763,305       $      2,517,790
  Less accumulated depreciation                                         1,048,492                984,910
                                                                 -----------------      -----------------
      Utility plant in service - net                                    1,714,813              1,532,880
  Construction work in progress                                            63,243                249,249
  Property held for future use                                              9,913                  9,878
                                                                 -----------------      -----------------
        Utility plant - net                                             1,787,969              1,792,007

OTHER ASSETS:
  Nonutility property (Note 2)                                            121,443                117,215
  Less accumulated depreciation                                            13,153                  8,884
                                                                 -----------------      -----------------
      Nonutility property - net                                           108,290                108,331
  Other investments                                                         5,371                  6,256
                                                                 -----------------      -----------------
        Other assets - net                                                113,661                114,587
                                                                 -----------------      -----------------

CURRENT ASSETS:
  Cash and cash equivalents                                                19,317                 11,554
  Accounts receivable (less allowance for doubtful
    accounts - 1996, $1,159,000 and 1995, $851,000)                        11,099                 59,073
  Fuel - at average cost                                                   30,625                 30,250
  Materials and supplies - at average cost                                 52,727                 57,605
  Prepayments and other current assets                                      9,931                  4,412
                                                                 -----------------      -----------------
        Total current assets                                              123,699                162,894


DEFERRED DEBITS:
  Regulatory assets (Note 4)                                              137,974                142,711
  Miscellaneous                                                            19,766                 18,998
                                                                 -----------------      -----------------
        Total deferred debits                                             157,740                161,709
                                                                 -----------------      -----------------
      TOTAL                                                      $      2,183,069       $      2,231,197
                                                                 =================      =================

                                                   II-15

See notes to consolidated financial statements.

---------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES                                          1996                   1995
---------------------------------------------------------------------------------------------------------
                                                                                 (In Thousands)
CAPITALIZATION:
  Common shareholders' equity (Note 5):
    Common stock, no par, authorized - 145,000,000 shares,
      issued and outstanding - 57,034,912 shares in 1996,
      56,802,256 shares in 1995 (Note 5)                         $        389,966       $        385,032
    Premium on 4% cumulative preferred stock                                1,363                  1,363
                                                                 -----------------      -----------------
    Retained earnings                                                     466,397                436,408
      Total common shareholders' equity                                   857,726                822,803
  Cumulative preferred stock of subsidiary (Note 5)                        51,898                 51,898
  Long-term debt of subsidiaries (Notes 2 and 6)                          662,591                698,600
                                                                 -----------------      -----------------
        Total capitalization                                            1,572,215              1,573,301
                                                                 -----------------      -----------------

CURRENT LIABILITIES:
  Notes payable - banks and commercial paper (Note 7)                      46,000                 69,122
  Current maturities and sinking fund requirements (Note 6)                11,250                 17,500
  Accounts payable and accrued expenses                                    62,222                 81,984
  Dividends payable                                                        22,212                 21,567
  Taxes accrued                                                            23,159                 21,225
  Interest accrued                                                         13,354                 14,719
  Other current liabilities                                                14,519                 16,092
                                                                 -----------------      -----------------
        Total current liabilities                                         192,716                242,209
                                                                 -----------------      -----------------

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
  Accumulated deferred income taxes - net (Note 8)                        303,473                292,417
  Unamortized investment tax credit                                        47,722                 50,636
  Accrued postretirement benefits (Note 11)                                23,635                 30,517
  Accrued pension benefits (Note 10)                                       37,283                 31,834
  Miscellaneous                                                             6,025                 10,283
                                                                 -----------------      -----------------
        Total deferred credits and other long-term liabilities            418,138                415,687
                                                                 -----------------      -----------------
COMMITMENTS AND CONTINGENCIES (Note 13)

        TOTAL                                                    $      2,183,069       $      2,231,197
                                                                 =================      =================

See notes to consolidated financial statements.

          IPALCO ENTERPRISES, INC. and SUBSIDIARIES

            Statements of Consolidated Cash Flows
     For the Years Ended December 31, 1996, 1995 and 1994

                                                                         1996            1995            1994
                                                                   --------------  --------------  --------------
                                                                                   (In Thousands)
CASH FLOWS FROM OPERATIONS:
  Net income before preferred dividend requirements
   of subsidiary                                                   $     117,457   $     101,960   $      96,176
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                                        102,677         103,045          91,713
    Amortization of regulatory assets                                     17,680           6,748             -
    Deferred income taxes and investment tax credit adjustments            3,145          (4,517)          2,685
    Allowance for funds used during construction                          (9,321)        (11,370)         (9,381)
    Premiums on redemptions of debt                                       (3,128)         (2,506)         (1,363)
    Change in certain assets and liabilities:
      Accounts receivable                                                 47,974         (10,414)          1,107
      Fuel, materials and supplies                                         4,503           7,130          (2,205)
      Accounts payable                                                   (19,762)          6,727          20,296
      Taxes accrued                                                        1,934           2,656          (4,484)
      Accrued pension benefits                                             5,449           4,731           4,563
      Other - net                                                        (17,484)          4,684          20,612
                                                                   --------------  --------------  --------------
Net cash provided by operating activities                                251,124         208,874         219,719
                                                                   --------------  --------------  --------------
CASH FLOWS FROM INVESTING:
  Proceeds from maturities of marketable securities                        3,810           7,984             -
  Construction expenditures - utility                                    (78,543)       (166,874)       (178,295)
  Construction expenditures - nonutility                                  (4,187)        (34,745)         (9,402)
  Other                                                                  (16,607)        (19,416)         (7,657)
                                                                   --------------  --------------  --------------
Net cash used in investing activities                                    (95,527)       (213,051)       (195,354)
                                                                   --------------  --------------  --------------
CASH FLOWS FROM FINANCING:
  Issuance of long-term debt                                              36,000         130,100         202,350
  Retirement of long-term debt                                           (78,300)        (80,350)        (85,928)
  Short-term debt - net                                                  (23,122)         39,369         (60,247)
  Dividends paid                                                         (86,811)        (84,471)        (82,421)
  Issuance of common stock related to incentive compensation plans         4,524           1,549           1,768
  Other                                                                     (125)          1,386          (2,452)
                                                                   --------------  --------------  --------------
Net cash provided by (used in) financing activities                     (147,834)          7,583         (26,930)
                                                                   --------------  --------------  --------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       7,763           3,406          (2,565)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                          11,554           8,148          10,713
                                                                   --------------  --------------  --------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $      19,317   $      11,554   $       8,148
                                                                   ==============  ==============  ==============


-----------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest (net of amount capitalized)                           $      47,857   $      47,310   $      41,429
                                                                   ==============  ==============  ==============
    Income taxes                                                   $      64,650   $      50,557   $      54,103
                                                                   ==============  ==============  ==============

See notes to consolidated financial statements.

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES

               Statements of Consolidated Common Shareholders' Equity
                For the Years Ended December 31, 1996, 1995 and 1994

----------------------------------------------------------------------------------------------------------------------
                                                      Common Stock          Premium on 4%
                                                  --------------------       Cumulative       Retained
                                                  Shares        Amount     Preferred Stock    Earnings        Total
----------------------------------------------------------------------------------------------------------------------
                                                                           (In Thousands)
Balance at January 1, 1994                         56,539   $   379,460    $     1,363    $    406,388   $    787,211
  Net income                                                                                    92,994         92,994
  Cash dividends declared ($1.41 per share)                                                    (80,028)       (80,028)
  Exercise of stock options                            95         1,768                                         1,768
                                                   -------  ------------   ------------   -------------  -------------
Balance at December 31, 1994                       56,634       381,228          1,363         419,354        801,945
  Net income                                                                                    98,778         98,778
  Cash dividends declared ($1.44 per share)                                                    (81,724)       (81,724)
  Exercise of stock options                            81         1,549                                         1,549
  Restricted stock grants                              87         2,255                                         2,255
                                                   -------  ------------   ------------   -------------  -------------
Balance at December 31, 1995                       56,802       385,032          1,363         436,408        822,803
  Net income                                                                                   114,275        114,275
  Cash dividends declared ($1.48 per share)                                                    (84,286)       (84,286)
  Post-split fractional shares                         (1)          (36)                                          (36)
  Exercise of stock options                           227         4,560                                         4,560
  Restricted stock grants                               7           410                                           410
                                                   -------  ------------   ------------   -------------  -------------
Balance at December 31, 1996                       57,035   $   389,966    $     1,363    $    466,397   $    857,726
                                                   =======  ============   ============   =============  =============

See notes to consolidated financial statements.


Per share amounts and the number of shares have been adjusted for 1994 and 1995 to reflect the three-for-two no par value common stock split issued in March 1996.

               IPALCO ENTERPRISES, INC. and SUBSIDIARIES
               =========================================
              Notes to Consolidated Financial Statements
         For the Years Ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation: IPALCO Enterprises, Inc. (IPALCO) owns all of the outstanding common stock of its subsidiaries (collectively referred to as Enterprises). The consolidated financial statements include the accounts of IPALCO, its regulated utility subsidiary, Indianapolis Power & Light Company (IPL), and its unregulated subsidiary, Mid-America Capital Resources, Inc. (Mid-America). Mid-America conducts its businesses through various wholly-owned subsidiaries, including Mid-America Energy Resources, Inc. (Energy Resources), Indianapolis Campus Energy, Inc. (ICE) and Store Heat and Produce Energy, Inc. (SHAPE), an 80%- owned subsidiary. All significant intercompany items have been eliminated in consolidation.

      The operating components of all subsidiaries other than IPL which had revenue of $33.6 million, $23.0 million and $16.5 million for 1996, 1995 and 1994, respectively, are included under the captions OTHER INCOME AND (DEDUCTIONS), "Other-net" and "Income taxes-net" and INTEREST AND OTHER CHARGES, "Interest on long-term debt," "Other Interest" and "Amortization of redemption premiums and expenses on debt-net" in the Statements of Consolidated Income.

      Nature of Operations: IPL is engaged principally in providing electric and steam service to the Indianapolis metropolitan area. Mid-America operates energy-related businesses in Indianapolis, Indiana, and Cleveland, Ohio.

      Concentrations of Risk: Substantially all of Enterprises' business activity is with customers located within the Indianapolis area. In addition, approximately 65% of Enterprises' employees are covered by collective bargaining agreements.

      Regulation: The retail utility operations of IPL are subject to the jurisdiction of the Indiana Utility Regulatory Commission (IURC). IPL's wholesale power transactions are subject to the jurisdiction of the Federal Energy Regulatory Commission. These agencies regulate IPL's utility business operations, tariffs, accounting, depreciation allowances, services, security issues and the sale and acquisition of utility properties. The financial statements of IPL are based on generally accepted accounting principles, including the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," which gives recognition to the ratemaking and accounting practices of these agencies.

      Revenues: Utility operating revenues are recorded as billed to customers on a monthly cycle billing basis. Revenue is not accrued for energy delivered but unbilled at the end of the year. A fuel adjustment charge provision, which is established after public hearing, is applicable to substantially all the rate schedules of IPL, and permits the billing or crediting of estimated fuel costs above or below the levels included in such rate schedules. Actual fuel costs in excess of or under estimated fuel costs billed are deferred or accrued, respectively.

      Authorized Annual Operating Income: Indiana law requires electric utilities under the jurisdiction of the IURC to meet operating expense and income requirements as a condition for approval of requested changes in fuel adjustment charges. Additionally, customer refunds may result if the utilities' rolling 12-month operating income, determined at quarterly measurement dates, exceeds the utilities' authorized annual operating income and cannot be offset by applicable cumulative net operating income deficiencies.

In such a circumstance, the required customer refund for the quarterly measurement period is calculated to be one-fourth of the excess annual operating income grossed up for federal and state taxes.

      Effective July 1, 1996, IPL's authorized annual electric operating income, for purposes of quarterly operating income tests, is $163 million, as established in an IURC order dated August 24, 1995. This level will be maintained until changed by an IURC order. During 1996, IPL's rolling annual electric operating income was less than the authorized annual operating income at each of the quarterly measurement dates (January, April, July and October). At October 31, 1996, IPL's most recent quarterly measurement date, IPL had a cumulative net operating deficiency of $93 million, of which $63.5 million expires at varying amounts during the five-year period ending September 1, 2000. The operating deficiency is calculated by summing the 20 most recent quarterly measurement period annual results. As a consequence IPL could, for a period of time, earn above $163 million of electric net operating income without being required to make a customer refund.

      Through the date of IPL's next general electric rate order, IPL is required to file upward and downward adjustments in fuel cost credits and charges on a quarterly basis, based on changes in the cost of fuel, irrespective of its level of earnings.

      Pursuant to an order of the IURC, IPL's authorized annual steam net operating income is $6.2 million, plus any cumulative annual underearnings occurring during the five-year period subsequent to the implementation of the new rate tariffs.

      Allowance For Funds Used During Construction: In accordance with the prescribed uniform system of accounts, IPL capitalizes an allowance for the net cost of funds (interest on borrowed funds and a reasonable rate on equity funds) used for construction purposes during the period of construction with a corresponding credit to income. IPL capitalized amounts using pretax composite rates of 7.3%, 8.5% and 9.5% during 1996, 1995 and 1994, respectively.

      Utility Plant and Depreciation: Utility plant is stated at original cost as defined for regulatory purposes. The cost of additions to utility plant and replacements of retirement units of property, as distinct from renewals of minor items which are charged to maintenance, are charged to plant accounts. Units of property replaced or abandoned in the ordinary course of business are retired from the plant accounts at cost; such amounts plus removal costs, less salvage, are charged to accumulated depreciation. Depreciation is computed by the straight-line method based on functional rates approved by the IURC and averaged 3.4% during 1996 and 3.5% during 1995 and 1994. Depreciation expense for 1996 includes an adjustment to spare parts inventory of $4.5 million resulting from recognition of the impairment in value of excess spare parts.
Depreciation expense for 1995 and 1994 includes adjustments to property held for future use of approximately $12.3 million and $3.9 million, respectively. The adjustments in 1995 and 1994 reflect incurred costs of expired regulatory permits and for designing and engineering a future generating station in Patriot, Indiana.

      Nonutility property is recorded at cost, and depreciation is calculated by the straight-line method over the estimated service lives of the related property. Nonutility depreciation expense was $4.5 million, $3.1 million and $2.3 million for 1996, 1995 and 1994, respectively.

      Sale of Accounts Receivable: In late December 1996, IPL entered into an agreement to sell, on a revolving basis, undivided percentage interests in certain of its accounts receivable, including accounts receivable for KWH delivered but not billed, up to an aggregate maximum at any one time of $50 million. Accounts receivable on the Consolidated Balance Sheets are net of the $50 million interest sold under the IPL agreement at December 31, 1996. The gross amount of receivables sold was $55.6 million, of which $5.6 million was replaced with a receivable from the purchasing party.

      The Financial Accounting Standards Board has issued Statement No. 125 relating to the accounting for transfers of financial assets. Enterprises anticipates adopting this standard on its effective date of January 1, 1997, and does not expect that it will have a material effect on its financial position or results of operations.

      Regulatory Assets: Regulatory assets represent deferred costs that have been, or that are expected to be, included as allowable costs for ratemaking purposes. IPL has recorded regulatory assets relating to certain costs as authorized by the IURC. Specific regulatory assets are disclosed in Note 4. As of December 31, 1996, all nontax-related regulatory assets have been included as allowable costs in orders of the IURC authorizing IPL to increase customer tariffs except for approximately $10 million in costs for Demand Side Management (DSM) incurred subsequent to January 1995 (see Note 9). IPL is amortizing such regulatory assets to expense over periods authorized by these orders. Tax-related regulatory assets represent the net income tax liability for deferred costs and revenues to be considered in future regulatory proceedings.

      In accordance with regulatory treatment, IPL deferred as a regulatory asset certain post in-service date carrying charges and certain other costs related to its investment in Petersburg Unit 4. As authorized in the 1995 Electric Rate Settlement (see Note 9), IPL, effective September
1, 1995, is amortizing this deferral to expense over a life which generally approximates the useful life of the related facility.

      Also in accordance with regulatory treatment, IPL defers as regulatory assets nonsinking fund debt and preferred stock redemption premiums and expenses, and amortizes such costs over the life of the original debt or, in the case of preferred stock redemption premiums, over 20 years.

      Derivatives: IPL has limited involvement with derivative financial instruments, and these financial instruments are not used for trading purposes. They are used to manage well-defined interest rate risks as more fully discussed in Note 6.

      Income Taxes: Deferred taxes are provided for all significant temporary differences between book and taxable income. The effects of income taxes are measured based on enacted laws and rates. Such differences include the use of accelerated depreciation methods for tax purposes, the use of different book and tax depreciable lives, rates and in-service dates and the accelerated tax amortization of pollution control facilities. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between the financial reporting and tax reporting basis of assets and liabilities.

      IPL has recorded as regulatory assets and net deferred tax liabilities, income taxes payable and includable in allowable costs for ratemaking purposes in future years.


      Investment tax credits which reduced federal income taxes in the years they arose have been deferred and are being amortized to income over the useful lives of the properties in accordance with regulatory treatment.

      Statements of Cash Flows - Cash Equivalents: Enterprises considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

      Employee Benefit Plans: Substantially all employees of IPALCO and IPL and certain management employees of Mid-America are covered by a defined benefit pension plan, a defined contribution plan and a postretirement benefit plan.

      The defined benefit pension plan is noncontributory and is funded through two trusts. Additionally, a select group of management employees of IPALCO, IPL and Mid-America are covered under a funded supplemental retirement plan. Collectively, these two plans are referred to as Plans. Benefits are based on each individual employee's years of service and compensation. IPL's funding policy is to contribute annually not less than the minimum required by applicable law, nor more than the maximum amount which can be deducted for federal income tax purposes.

      The defined contribution plan is sponsored by IPL as the Employees' Thrift Plan of Indianapolis Power & Light Company (Thrift Plan).
Employees elect to make contributions to the Thrift Plan based on a percentage of their annual base compensation. IPL matches each employee's contributions in amounts up to, but not exceeding, 4% of the employee's annual base compensation.

      The postretirement benefit plan is sponsored by IPL and provides certain health-care and life insurance benefits to employees who retire from active service on or after attaining age 55 and have rendered at least 10 years of service. This plan is funded through a Voluntary Employee Beneficiary Association (VEBA) Trust. IPL's policy is to fund the annual actuarially determined postretirement benefit cost.

      Substantially all non-management employees of Mid-America and its subsidiaries are covered by a contributory 401(k) plan.

      Long-Lived Assets: Effective January 1, 1996, Enterprises adopted the provision of Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of this new standard did not have a material impact on Enterprises' financial position or results of operations. As competitive factors influence pricing in the utility industry, this opinion may change in the future. The general requirements of SFAS 121 apply to property, plant and equipment of Enterprises and require impairment to be considered whenever evidence suggests that it is no longer probable that future cash flows are at least equal to the carrying amount of the asset.

      Stock-Based Compensation: Effective January 1, 1996, Enterprises adopted the provisions of Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." The accounting requirements of this pronouncement are applicable to all new employee awards granted after the adoption of SFAS 123. The new standard provides for the adoption, at the option of IPALCO, of a fair value method of accounting for stock options and similar equity instruments. IPALCO has elected to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The adoption of SFAS 123 has no effect on the net income, earnings per share or the cash flows of IPALCO.

      Use of Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

       Reclassification: Certain amounts from prior years' financial statements have been reclassified to conform to the current year presentation.

2.  PLANT IN SERVICE AND OTHER PROPERTY

      Utility Plant in Service
      ------------------------

      The original cost of utility plant in service at December 31, segregated by functional classifications, follows:
                                                       1996           1995
--------------------------------------------------------------------------
                                                        (In Thousands)
Production                                          $1,684,705  $1,490,958
Transmission                                           235,218     231,410
Distribution                                           712,391     676,240
General                                                130,991     119,182
                                                    ----------  ----------
     Total utility plant in service                 $2,763,305  $2,517,790
                                                    ==========  ==========

      Substantially all of IPL's property is subject to the lien of the indentures securing IPL's First Mortgage Bonds.

      Nonutility Property
      -------------------

      The original cost of nonutility property at December 31 follows:

                                                       1996           1995
--------------------------------------------------------------------------
                                                        (In Thousands)
District Cooling                                      $100,294    $ 97,537
District Heating                                        16,984      15,884
General                                                  4,165       3,794
                                                      --------    --------
     Total nonutility property                        $121,443    $117,215
                                                      ========    ========

      Substantially all the District Cooling and Heating property is subject to the lien of existing debt and/or credit agreements.

3.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      The estimated fair value amounts of financial instruments have been determined by Enterprises using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that Enterprises could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

      Cash, Cash Equivalents, Marketable Securities and Notes Payable: The carrying amount approximates fair value due to the short maturity of these instruments.

      Long-Term Debt, Including Current Maturities and Sinking Fund
Requirements: Interest rates that are currently available to IPL and Mid-America for issuance of debt with similar terms and remaining maturities are used to estimate fair value. The variable rate debt has been included at the face amount for both carrying amount and fair value. The fair value of the interest rate swap agreement has been estimated to be $1.2 million and $3.6 million, which represents the amount IPL would have to pay to enter into an equivalent agreement at December 31, 1996 and 1995, respectively, with a swap counter party. The fair value of the debt outstanding has been determined on the basis of the specific securities issued and outstanding. Accordingly, the purpose of this disclosure is not to approximate the value on the basis of how the debt might be refinanced. At December 31, 1996 and 1995, the consolidated carrying amount of Enterprises' long-term debt, including current maturities and sinking fund requirements, and the approximate fair value are as follows:

                                      1996      1995
          --------------------------------------------
                                     (In Thousands)
          Carrying amount           $673,841  $716,100
          Approximate fair value    $680,532  $751,100

4.  REGULATORY ASSETS

      The amounts of regulatory assets at December 31, 1996 and 1995, are as follows:

                                                           1996      1995
----------------------------------------------------------------------------
                                                           (In Thousands)

Related to Deferred Taxes (Note 1)                     $  39,175   $  34,178
Postretirement Benefit Costs in Excess of Cash Payments
   and Amounts Capitalized (Note 11)                      23,584      30,016
Unamortized Reacquisition Premium on Debt (Note 1)        25,151      22,600
Unamortized Petersburg Unit 4 Carrying Charges
     and Certain Other Costs (Note 1)                     34,005      39,143
Demand Side Management Costs (Note 9)                     13,841      10,853
Other                                                      2,218       5,921
                                                       ---------   ---------
      Total Regulatory Assets                          $ 137,974   $ 142,711
                                                       =========   =========

5.  CAPITAL STOCK

      Stock Split: In February 1996, the IPALCO Board of Directors authorized a 3-for-2 stock split of IPALCO's common stock issued to shareholders in March 1996. All references to share amounts of common stock and per share information have been restated to reflect the stock split.

      Common Stock: IPALCO has a Rights Agreement designed to protect IPALCO's shareholders against unsolicited attempts to acquire control of IPALCO that do not offer what the Board believes is a fair and adequate price to all shareholders. The Board declared a dividend of one Right for each share of common stock to shareholders of record on July 11, 1990.
The Rights will expire at the time of redemption or exchange, or on July 11, 2000, whichever occurs earliest. At this time, the Rights are attached to and trade with the common stock. The Rights are not taxable to shareholders or to IPALCO, and they do not affect reported earnings per share. Under the Rights Agreement, IPALCO has authorized and reserved 60 million shares for issuance.

      IPALCO PowerInvest, IPALCO's Dividend Reinvestment and Direct Stock Purchase Plan, allows participants to purchase shares of common stock and to reinvest dividends. The plan provides that such shares may be purchased on the open market or directly from IPALCO at the option of IPALCO. IPALCO is authorized to issue 1,396,208 additional shares as of December 31, 1996, pursuant to this plan. All purchases in 1996 were made on the open market.

      Under the Thrift Plan, shares may be purchased either on the open market or, if available, as original issue shares directly from IPALCO. There are 1,573,093 additional shares available for issue under the Thrift Plan as of December 31, 1996. All purchases in 1996 were made on the open market.

     IPALCO is authorized to issue 123,731 additional shares of common stock pursuant to the Energy Resources 401(k) plan. All purchases in 1996 were made on the open market.

     IPALCO has a stock option plan (1990 Plan) for key employees under which options to acquire shares of common stock may be granted. One and one-half million shares of common stock were authorized for issuance under the 1990 Plan and 65,250 shares are available for future grants. The maximum period for exercising an option may not exceed 10 years and one day after grant or 10 years for incentive stock options. Upon the first anniversary date after the grant, and each anniversary date thereafter, these options are exercisable in proportion to the number of years expired in a three-year period.

     During 1991, the 1991 Directors' Stock Option Plan (1991 Plan) was established. This plan provides to the nonemployee Directors of IPALCO options to acquire shares of common stock. These options are exercisable for the period beginning on the six-month anniversary of, and ending on the 10-year anniversary of, the grant date. Under the 1991 Plan, 375,000 shares of common stock were authorized for issuance and 168,000 are available for future grants.

   A summary of options issued under both plans is as follows:

                          Weighted Average  Range of Option       Number of
                          Price per Share   Price per Share        Shares
----------------------------------------------------------------------------
Outstanding, January 1, 1994    $22.08      $16.8317 - $25.3725   1,305,750
  Granted                        21.29                  21.2895      30,000
  Canceled                       16.83                  16.8317     (15,000)
  Exercised                      17.14       16.8317 -  18.7481     (94,500)
                                                                  ---------
Outstanding, December 31, 1994   22.51       16.8317 -  25.3725   1,226,250
  Granted                        20.91                  20.9146      45,000
  Reinstated                     16.83                  16.8317      15,000
  Exercised                      17.19       16.8317 -  18.7481     (81,000)
                                                                  ---------
Outstanding, December 31, 1995   22.74       16.8317 -  25.3725   1,205,250
  Granted                        25.25                    25.25      45,000
  Exercised                      17.02       16.8317 -  25.3308    (226,680)
                                                                  ---------
Outstanding, December 31, 1996   24.12       16.8317 -  25.3725   1,023,570
                                                                  =========

     The number of shares exercisable at December 31, 1996, 1995 and 1994 were: 1,023,570, 983,012 and 781,767, respectively and had a weighted average exercised price of $24.12, $22.15 and $20.91, respectively. The weighted average remaining contractual life of the options outstanding at December 31, 1996 and 1995 was 6.3 years and 6.7 years, respectively.

     As approved by the Board of Directors on October 25, 1994, and approved by the shareholders at the April 19, 1995, Annual Meeting, the 1990 Long-Term Performance Incentive Plan was amended and restated effective January
1, 1995, as the IPALCO Enterprises, Inc. Long-Term Performance and
Restricted Stock Incentive Plan (1995 Plan). Pursuant to the 1995 Plan, 600,000 shares of common stock of IPALCO have been authorized and reserved for issuance, and initial awards of 87,304 shares of restricted common stock were made to participating employees on January 1, 1995. On January
1, 1997 and 1996, an additional 1,628 and 7,319 shares were issued under this plan. Under the 1995 Plan, shares of restricted common stock with value equal to a stated percentage of participants' base salary are initially awarded at the beginning of a three-year performance period, subject to adjustment to reflect the participants' actual base salary for the first year of each performance period (except for the first performance period for which the average of the three years is used). The shares remain restricted and nontransferable throughout each three-year performance period, vesting in one-third increments on July 1 of each of the three years following the end of the performance period. The first performance period is from January 1, 1995, to December 31, 1997, with subsequent three-year performance periods commencing annually on January 1 of each year from 1998 to 2004. At the end of a performance period, awards are subject to adjustment to reflect Enterprises' performance compared to peer companies under two performance criteria, cost-effective service and total return to shareholders. Depending on Enterprises' performance under these criteria, final awards may range from 200% of the initial awards to zero.

     APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the stock based plans have been applied by Enterprises. No compensation cost has been recognized for the 1990 and 1991 option plans because the stock option price is equal to the fair value of the underlying common stock at the date of grant. Compensation expense of $1.2 million and $1.1 million for 1996 and 1995, respectively, as measured by the market value of the common stock at the balance sheet date, has been recognized in accordance with the vesting period for the 1995 Plan.

     IPALCO estimated the SFAS 123 fair value by utilizing the binomial options pricing model with estimated values for risk-free rate of 6.75%, volatility rate of 15.02%, dividend rates of 6.88% and 5.86% and life ranges from May 1, 1995 to May 1, 2006. The pro forma compensation effects of this calculation were insignificant.

     Restrictions on the payment of cash dividends or other distributions of IPL common stock held by IPALCO and on the purchase or redemption of such shares by IPL are contained in the indentures securing IPL's First
Mortgage Bonds. In addition, pursuant to IPL's Articles of Incorporation, no dividends may be paid or accrued and no other distribution may be made on IPL's common stock unless dividends on all outstanding shares of IPL's preferred stock have been paid or declared and set apart for payment. All of IPL's retained earnings at December 31, 1996, were free of such restrictions. There are no other restrictions on the retained earnings of IPALCO.

     Cumulative Preferred Stock of Subsidiary: Preferred stock shareholders are entitled to two votes per share for IPL matters, and if four full quarterly dividends are in default on all shares of the preferred stock then outstanding, they are entitled to elect the smallest number of IPL Directors to constitute a majority. Preferred stock is redeemable solely at the option of IPL and can be redeemed in whole or in part at any time at the call prices stated below.

     Preferred stock consists of the following:

                               December 31, 1996
                               -----------------
                                 Shares    Call             December 31,
                              Outstanding  Price            1996    1995
                              -----------  -------         ------- -------
                                                      (Thousands of Dollars)
Cumulative - IPL, $100 Par Value,
  authorized 2,000,000 shares

  4% Series                        100,000  $118.00        $10,000 $10,000
  4.20% Series                      39,000   103.00          3,900   3,900
  4.60% Series                      30,000   103.00          3,000   3,000
  4.80% Series                      50,000   101.00          5,000   5,000
  6% Series                        100,000   102.00         10,000  10,000
  8.20% Series                     199,985   101.00         19,998  19,998
                                   -------                 -------  -------
Total cumulative preferred stock   518,985                 $51,898  $51,898
                                   =======                 =======  =======

Variable class - IPL, Par Value undetermined, authorized 3,000,000 shares, none issued

6.  LONG-TERM DEBT

     Long-term debt consists of the following:
                                                        December 31,
                                                      ----------------
                                                       1996     1995
                                                     --------  --------
    Series            Due                          (Thousands of Dollars)
    ------           -----
 IPL First Mortgage Bonds:
     5  1/8%   April 1996 (redeemed April 1996)      $     -   $ 15,000
     5 5/8%    May 1997                                11,250    11,400
     6.05%     February 2004 (issued February 1994)    80,000    80,000
     8%        October 2006                            58,800    58,800
     7 3/8%    August 2007                             80,000    80,000
     6.10% *   January 2016                            41,850    41,850
     5.40% *   August 2017                             24,650    24,650
     9 5/8%    June 2019 (redeemed December 1996)          -     50,000
     7.45%     August 2019                             23,500    23,500
     5.50% *   October 2023                            30,000    30,000
     7.05%     February 2024 (issued February 1994)   100,000   100,000
     6 5/8% *  December 2024 (issued February 1995)    40,000    40,000
    Unamortized discount - net                         (1,009)   (1,050)
                                                     --------  --------
     Total first mortgage bonds                       489,041   554,150

  IPL Variable Series Notes *    Due
  ---------------------------   -----
     1991      August 2021                             40,000    40,000
     1994A     December 2024 (issued December 1994)    20,000    20,000
     1995B     January 2023 (issued October 1995)      40,000    40,000
     1995C     December 2029 (issued December 1995)    30,000    30,000
     1996      November 2029 (issued November 1996)    20,000       -
 Current maturities and sinking fund requirements     (11,250)  (15,150)
                                                     --------  --------
     Total long-term debt - IPL                       627,791   669,000

  Long-Term Debt - Other:
     Energy Resources-7.25% note, due December 2011     9,500     9,500
     Energy Resources-variable note,due September 2030
      (issued September 1995)                           9,300     9,300
     ICE-project loan (redeemed December 1996)             -     13,150
     ICE-7.59% note, due February 2016
      (issued December 1996)                           16,000        -
  Current maturities                                       -     (2,350)
                                                     --------  --------
     Total long-term debt - other                      34,800    29,600

     Total long-term debt                            $662,591  $698,600
                                                     ========  ========

  * Notes are issued to the city of Petersburg, Indiana (City), by IPL to secure the loan of proceeds from various tax-exempt instruments issued by the City.

     IPL redeemed the $33.2 million, 7.4% Series, the $19.75 million, 7 1/8% Series and the $25.2 million, 7.65% Series First Mortgage Bonds in March 1994; the $40.0 million, 10 5/8% Series in March 1995; and the $40.0 million, 9 5/8% Series in December 1995.

     The Series 1991 note provides for an interest rate which varies with the tax-exempt commercial paper rate. The 1994A, 1995B, 1995C and 1996 notes provide for an interest rate which varies with the tax-exempt weekly rate. IPL, at its option, can change the interest rate mode for these notes to be based on other short-term rates. Additionally, the IPL variable rate notes can be converted into long-term fixed interest rate instruments by the issuance of an IPL First Mortgage Bond. The notes are classified as long-term liabilities because IPL maintains long-term credit facilities supporting these agreements, which were unused at December 31, 1996. Energy Resources' 1995 variable long-term note due 2030 was issued to the Indiana Development Finance Authority and bears interest which varies with the tax-exempt weekly rate.

     The average interest rates and the year-end interest rates for the variable rate notes are as follows:

                   Average Interest Rate for   Interest Rate at
                  the Year Ended December 31,    December 31,
                          1996    1995           1996   1995
---------------------------------------------------------------

      Series 1991        3.53%   3.91%          3.47%  3.72%
      Series 1994A       3.53%   3.94%          4.10%  5.10%
      Series 1995B       5.21%   5.14%          5.21%  5.21%
      Series 1995C       3.52%   4.41%          4.10%  5.10%
      Series 1996        3.72%     --           4.05%    --
      Energy Resources
        variable note    3.64%   4.20%          4.35%  5.80%

     In conjunction with the issuance of the 1995B note, IPL entered into an interest rate swap agreement. Pursuant to the swap agreement, IPL will pay interest at a fixed rate of 5.21% to a swap counter party and will receive a variable rate of interest in return, which is identical to the variable rate payment made on the 1995B note. The result is to effectively establish a fixed rate of interest on the 1995B note of 5.21%.

     On October 7, 1994, ICE entered into an $18 million project loan which was converted to a $11.3 million fully amortizing 15-year secured term loan on July 1, 1996. On December 31, 1996, a 7.59% long-term note was used to redeem the project loan. The net proceeds from the project loan provided funds to construct a chilled water facility. The facility is used to provide chilled water for delivery to a customer under a long-term contract.

     There are no maturities or sinking fund requirements on long-term debt for the five years subsequent to December 31, 1996, other than as shown in the balance sheet for December 31, 1996.

7.  LINES OF CREDIT

     IPL has committed lines of credit with banks of $100 million at December 31, 1996, to provide loans for interim financing and also require the payment of commitment fees. These lines of credit, based on separate formal and informal agreements, have expiration dates ranging from January 31, 1997, to December 31, 1997. Lines of credit used to support commercial paper were $20 million at December 31, 1996. IPL has a Liquidity facility in the amount of $150 million to support certain floating rate tax-exempt facilities (see Note 6).

     IPL has an uncommitted line of credit with a bank in the amount of $25 million which does not require the payment of a commitment fee. At December 31, 1996, $11 million was unused.

     Mid-America has a line of credit of $30 million which requires the payment of a commitment fee. At December 31, 1996, $18 million was unused.

     IPALCO has a line of credit of $2 million, of which $2 million was unused at December 31, 1996. The line of credit requires the payment of a commitment fee and expires July 1, 1997.

     The weighted average interest rate on notes payable and commercial paper outstanding was 6.08% and 5.82% at December 31, 1996 and 1995, respectively.

8.  INCOME TAXES

     Federal and state income taxes charged to income are as follows:

                                                   1996     1995     1994
---------------------------------------------------------------------------
                                                 (In Thousands)
Utility Operating Expenses:
  Current income taxes:
       Federal                                     $56,676  $51,331  $45,919
       State                                         8,378    7,732    6,919
                                                   -------  -------  -------
      Total current taxes                           65,054   59,063   52,838
                                                   -------  -------  -------

    Deferred federal income taxes                    6,507   (1,748)   4,896
    Deferred state income taxes                       (398)     309    1,077
                                                   -------  -------  -------
      Total deferred  income taxes                   6,109   (1,439)   5,973

    Net amortization of investment credit           (2,915)  (3,125)  (3,268)
                                                   -------  -------  -------
  Total charge to utility operating expenses        68,248   54,499   55,543
    Net credit to other income and deductions       (3,645)  (3,097)  (4,536)
                                                   -------  -------  -------
  Total federal and state income tax provisions    $64,603  $51,402  $51,007
                                                   =======  =======  =======

     The provision for federal income taxes (including net investment tax credit adjustments) is less than the amount computed by applying the statutory tax rate to pretax income. The reasons for the difference, stated as a percentage of pretax income, are as follows:

                                                       1996    1995    1994
----------------------------------------------------------------------------
Federal statutory tax rate                            35.0%   35.0%   35.0%
Effect of state income taxes                          (1.5)   (1.8)   (1.9)
Amortization of investment tax credits                (1.6)   (2.0)   (2.2)
Removal cost adjustments                                 -    (1.8)   (0.8)
Preferred dividends of subsidiary                      0.6     0.7     0.8
Other - net                                           (1.4)   (1.8)   (1.6)
                                                      ----    ----    ----
  Effective tax rate                                  31.1%   28.3%   29.3%
                                                      ====    ====    ====

     The significant items comprising Enterprises' net deferred tax liability recognized in the consolidated balance sheets as of December 31, 1996 and 1995, are as follows:

                                                 1996        1995
------------------------------------------------------------------
                                                (In Thousands)
Deferred tax liabilities:
  Relating to utility property                  $376,121   $366,801
  Other                                           21,070     16,335
                                                --------   --------
      Total deferred tax liabilities             397,191    383,136
Deferred tax assets:                            --------   --------

  Relating to utility property                    28,298     24,934
  Investment tax credit                           29,156     30,936
  Employee benefit plans                          15,388     14,734
  Unbilled revenue                                10,517     11,157
  Other                                           10,359      8,958
                                                --------   --------
      Total deferred tax assets                   93,718     90,719
                                                --------   --------
Net deferred tax liability                      $303,473   $292,417
                                                ========   ========

9.  RATE MATTERS

     Electric Rate Settlement Agreement: On August 24, 1995, the IURC issued an order approving without amendment a Stipulation and Settlement Agreement (Settlement Agreement) resolving all issues in IPL's then pending electric general rate proceeding.

     As provided for by the Settlement Agreement, IPL increased its basic rates and charges for retail electric service in two steps. It is estimated that these rate increases will provide the following additional annual revenues:

   Step 1 - $35,000,000 on September 1, 1995

   Step 2 - $25,000,000 on July 1, 1996

     Effective with the implementation of new tariffs in Step 1, IPL was authorized to begin amortization of certain regulatory assets.
Additionally, IPL's existing depreciation rates were reapproved.

     Under terms of the Settlement Agreement, IPL will not seek another general increase in its basic rates and charges until after July 1, 1997, except in the event of an emergency. IPL also has agreed not to file a request to build any large, base-load generating capacity before January 1, 2000. This provision can be waived in extreme circumstances. In addition, the parties agreed to, and subsequently resolved, pending litigation involving IPL's Clean Air Act compliance plan.

     Steam Rate Order: By an order dated January 13, 1993, the IURC authorized IPL to increase its steam system rates and charges over a six-year period. Accordingly, IPL will implement new steam tariffs designed to produce estimated additional annual steam operating revenues as follows:

                               Additional
                                 Annual
               Year             Revenues
               ----           -----------
          January 13, 1997    $ 2,384,000
          January 13, 1998        370,000

     Demand Side Management Program: In compliance with an order dated September 8, 1993, IPL is deferring certain approved DSM costs and carrying charges. In the Settlement Agreement approved by the IURC on August 24, 1995, IPL was authorized to amortize $5.3 million of such costs deferred prior to February 1995, over a four-year period beginning September 1, 1995. On December 19, 1996, IPL filed a petition with the IURC requesting review, modification and/or termination of, and related regulatory treatment for, DSM programs approved in the order dated September 8, 1993.

10.  EMPLOYEE PENSION BENEFIT PLANS

     Pension expense is comprised of the following components:

                                                  1996      1995      1994
----------------------------------------------------------------------------
                                                     (In Thousands)

Service cost-benefits earned during the period   $ 6,482   $ 6,375   $ 7,832
Interest cost on projected benefit obligation     16,335    15,348    15,358
Actual (return) loss on plan assets              (23,307)  (29,529)   10,366
Net amortization and deferral                      5,758    13,499   (27,297)
                                                 -------   -------   -------
  Net periodic pension cost                        5,268     5,693     6,259
  Less amount capitalized                          1,061     1,199     1,365
                                                 -------   -------   -------
Amount charged to expense                        $ 4,207   $ 4,494   $ 4,894
                                                 =======   =======   =======

     A summary of the Plans' funding status at its October 31, 1996 plan year-end, evaluation date and the amount recognized in the consolidated balance sheets at December 31, 1996 and 1995, follows:

                                                         1996         1995
-----------------------------------------------------------------------------
                                                           (In Thousands)
Actuarial present value of benefit obligations:
    Vested benefit obligation                         $(173,654)    $(148,124)
    Nonvested benefit obligation                        (32,705)      (27,883)
                                                      ---------     ---------
Accumulated benefit obligation                        $(206,359)    $(176,007)
                                                      =========     =========
    Projected benefit obligation                      $(229,937)    $(223,137)
    Plan assets at fair value                           235,250       220,978
Funded status--plan assets less than projected        ---------     ---------
    benefit obligation                                    5,313        (2,159)
    Unrecognized net gain from past experience
      different from that assumed                       (36,126)      (30,174)
    Unrecognized past service costs                       8,132        14,495
    Unrecognized net asset at January 1, 1987, being
      amortized over an original life of 18.9 years     (12,583)      (13,996)
    Adjustment required to recognize minimum liability   (2,019)          -
                                                      ---------      --------
Net accrued pension benefits included in other
    long-term liabilities at December 31              $ (37,283)     $(31,834)
                                                      =========      ========

     Approximately 41% of the Plans' assets were in equity securities at October 31, 1996, with the remainder in fixed income securities.

   Assumptions used in determining the information presented were:

                                                 1996     1995     1994
------------------------------------------------------------------------
Discount rate                                    7.50%    7.50%    8.00%
Rate of increase in future compensation levels   5.10%    5.10%    6.10%
Expected long-term rate of return on assets      8.00%    8.00%    8.00%

11.  EMPLOYEE POSTRETIREMENT BENEFIT PLAN

     Postretirement benefit expense is comprised of the following components:

                                                                  1996       1995       1994
--------------------------------------------------------------------------------------------
                                                                       (In Thousands)
Service cost -- benefits earned during the period                $ 3,969   $ 3,941   $ 5,144
Interest cost on accumulated postretirement benefit obligation    10,494    10,838    11,097
Actual (return) loss on plan assets                                1,280      (319)     (435)
Net amortization and deferral                                      2,220     4,665     5,767
                                                                 -------   -------    ------
    Net periodic postretirement benefit cost                      17,963    19,125    21,573
  Less:
     Amount capitalized                                            3,511     3,891     4,464
     Regulatory asset deferral                                        -      6,978    12,289
                                                                 -------   -------   -------
Amount charged to expense                                        $14,452   $ 8,256   $ 4,820
                                                                 =======   =======   =======

     Also, during 1996 and 1995, IPL expensed postretirement regulatory asset amortization of $6.4 million and $2.1 million, respectively.

     A summary of the retiree health-care and life insurance plan's funding status, and the amount recognized in the consolidated balance sheets at December 31, 1996 and 1995, follows:

                                                                       1996         1995
-------------------------------------------------------------------------------------------
                                                                          (In Thousands)
Actuarial present value of accumulated postretirement
benefit obligation:
  Retirees                                                            $ (62,856)  $ (60,442)
  Fully  eligible  active  plan  participants                           (21,486)    (20,802)
  Other active plan participants                                        (62,702)    (62,134)
                                                                      ---------   ---------
  Total                                                                (147,044)   (143,378)
  Plan assets at fair value                                              49,852      30,269
                                                                      ---------   ---------
Funded status--accumulated postretirement benefit obligation in excess
  of plan assets                                                        (97,192)   (113,109)
Unrecognized net gain from past experience different from that assumed  (24,363)    (21,447)
Unrecognized net obligation at January 1, 1993, being amortized over
  an original life of 20 years                                           97,920     104,039
                                                                      ---------   ---------
Net accrued postretirement benefit cost included in deferred
  liabilities at December 31                                          $ (23,635)  $ (30,517)
                                                                      =========   =========

     Enterprises has expensed its nonconstruction related postretirement benefits costs associated with its unregulated and regulated steam businesses and, subsequent to August 1995, with its regulated electric business. IPL's electric business postretirement benefit costs incurred prior to September 1, 1995, net of amounts capitalized for construction and benefits paid to participants, were deferred as a regulatory asset on the consolidated balance sheets. The Settlement Agreement approved the amortization to operating expense of this regulatory asset over five years beginning September 1, 1995. The annual amortization is $6.4 million.
IPL funds its annual postretirement benefit costs in excess of actual benefits paid to participants to an irrevocable VEBA Trust. Annual funding is discretionary and is based on the projected cost over time of benefits to be provided to covered persons consistent with acceptable actuarial methods. The VEBA Trust provides for full funding of Enterprises' accumulated postretirement benefit obligation in the event of certain change of control transactions. During 1996 and 1995, Enterprises contributed $20.9 million and $19.0 million, respectively, of these costs to the VEBA.

     Plan assets consist of the cash surrender value of life insurance policies on certain active and retired IPL employees.

     The assumed health-care cost trend rate used in measuring the accumulated postretirement benefit obligation is 8.8% for 1997, gradually declining to 4.5% in 2003. A 1% increase in the assumed health-care cost trend rate for each year would increase the accumulated postretirement benefit obligation, as of December 31, 1996, by approximately $21.0 million and the combined service cost and interest cost for 1996 by approximately $2.5 million.

     Assumptions used in determining the information above were:

                                                       1996    1995    1994
----------------------------------------------------------------------------
Discount rate                                          7.50%   7.25%   8.00%
Rate of increase in future compensation levels         5.10%   5.10%   6.10%
Expected long-term rate of return on assets            8.00%   8.00%   8.00%

12.  OTHER EMPLOYEE BENEFIT PLANS

     Enterprises' contributions to the Thrift Plan were $3.4 million, $3.2 million and $3.3 million in 1996, 1995 and 1994, respectively.

     On December 14, 1994, Mid-America's Board of Directors approved a Long-Term Incentive Plan (the Incentive Plan) that covers key executives of Mid-America and certain officers of IPALCO effective January 1, 1995.
Pursuant to the Incentive Plan, whole or fractions of eight shares of an award pool are available to be granted. The value of such shares is zero at the inception of the Incentive Plan and can grow in value during the performance period (January 1, 1995 - December 31, 1999). The reward pool to be distributed to the holders of such shares on December 31, 1999, will be determined based upon the increase in the valuation of the respective Mid-America businesses during the performance period and can amount to
 .85% up to 15% of the total increase during the performance period. A minimum increase in value above $34 million is required before any reward is payable.

     Participation in the Incentive Plan will be reviewed on an annual basis and during the performance period as necessary. The Compensation
Committee of IPALCO's Board of Directors may add or delete participants from the Incentive Plan and may make modifications to the distribution of shares during the performance period.

13.  COMMITMENTS AND CONTINGENCIES

     In 1997, Enterprises anticipates the cost of its subsidiaries' construction programs to be approximately $88 million.

     Enterprises is involved in litigation arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, based upon advice of counsel, believes that the final outcome will not have a material adverse effect on the consolidated financial position and results of operations. With respect to environmental issues, IPL has ongoing discussions with various regulatory authorities and continues to believe that IPL is in compliance with its various permits.

14.  SUBSEQUENT EVENT

     On February 25, 1997, the Board of Directors authorized the repurchase of up to 12 million shares of IPALCO's common stock for approximately $410 million through a "Dutch auction" self-tender offer. The Board of Directors also: (a) Approved the borrowing of up to $410 million to finance the stock repurchase, and (b) declared a quarterly dividend in the amount of 25 cents per share of common stock compared to a dividend of 37 cents per share of common stock paid in the previous quarter.

15.  QUARTERLY RESULTS (UNAUDITED)

     Operating results for the years ended December 31, 1996 and 1995, by quarter, are as follows (in thousands except per share amounts):

                                                             1996
------------------------------------------------------------------------------------------
                                        March 31     June 30    September 30   December 31
                                        --------     -------    ------------   -----------
Utility operating revenues              $196,446     $177,621     $205,672      $182,764
Utility operating income                $ 44,844     $ 36,122     $ 51,163      $ 31,090
Net income                              $ 35,548     $ 24,459     $ 37,168      $ 17,100

Weighted average common shares            56,863       56,906       56,930        56,999
Earnings per share of common stock      $    .63     $    .43     $    .65      $    .30



                                                             1995
------------------------------------------------------------------------------------------
                                        March 31     June 30    September 30   December 31
                                        --------     -------    ------------   -----------
Utility operating revenues              $175,518     $159,652     $199,873      $174,163
Utility operating income                $ 38,278     $ 30,405     $ 50,802      $ 28,103
Net income                              $ 25,903     $ 17,884     $ 39,543      $ 15,448

Weighted average common shares            56,721       56,728       56,745        56,784
Earnings  per share of common stock     $    .46     $    .32     $    .70      $    .27


     The quarterly figures reflect seasonal and weather-related fluctuations which are normal to IPL's operations. Colder weather was experienced in the first and second quarters of 1996 as compared to the same periods in 1995. In addition, during the fourth quarter of 1995, IPL expensed approximately $12.3 million of property held for future use. See Note 9 regarding rate increases.

     Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total for the year.